Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

CONFIDENTIAL

11/4/19

IBERIABANK JOINS FORCES WITH FIRST HORIZON

CREATING A LEADING REGIONAL FINANCIAL SERVICES COMPANY

As leaders at IBERIABANK, you play an important role in helping your teams and other stakeholders understand this announcement. It is natural for associates to have questions about this transaction and what it means for the future of our company. The attached materials are designed to help you communicate with your team.

To ensure all associates have consistent information about this transaction, an email will be distributed to all associates with the following documents containing pertinent information:

•	Press release announcing the news

•	Associate FAQ document

•	Infographic

•	Link to the supplemental PowerPoint

These documents have been approved by legal counsel and some will be filed with the U.S. Securities and Exchange Commission (SEC). Therefore, it is important that you do not add to or change in any way these materials or any other communications you may receive in the future regarding this transaction.

First Horizon and IBERIABANK Highlights

To assist you in communicating with your team after the combination has been announced, please review highlights of this transaction:

•	IBERIABANK and First Horizon entered into a merger of equals, or MOE, which is expected to close in the first half of 2020.

•	A MOE is not an acquisition. It is the combination of two companies of similar size to form a single new company.

•	Combined organization will have approximately $75 billion in assets, $57 billion in deposits and $55 billion in loans across 11 states (bank branches).

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Combined company will operate under the First Horizon name and be headquartered in Memphis, Tennessee. The combined company will maintain a significant operating presence in all of the markets in which both companies operate today.

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There is very little market overlap and all branch personnel and Relationship Managers (in good standing) will have jobs. All other positions will be decisioned fairly with the intent to build a balanced organization with talent from both organizations.

•	Daryl Byrd will serve as Executive Chairman of the Board of Directors and Bryan Jordan, Chairman, President and CEO of First Horizon, will serve as CEO of the combined organization.

•	The executive leadership team is comprised of four legacy IBERIABANK executives and four legacy First Horizon executives.

•	The Board of Directors will consist of nine directors from First Horizon and eight from IBERIABANK.

•	Expansive geographic reach in high-growth attractive markets throughout the southern region – bank branches in 11 states.

CONFIDENTIAL

11/4/19

IBERIABANK JOINS FORCES WITH FIRST HORIZON

CREATING A LEADING REGIONAL FINANCIAL SERVICES COMPANY

Financial Highlights

•

IBERIABANK shareholders will receive 4.584 shares of First Horizon for each IBERIABANK share they own. First Horizon shareholders will own approximately 56% and IBERIABANK shareholders will own approximately 44% of the combined company.

•	Significant EPS and Earnings Accretion - The transaction is expected to deliver approximately 16% EPS accretion to First Horizon and approximately 22% EPS accretion to IBERIABANK by year-end 2021.

•	Substantial cost savings of $170 million (fully phased in) due to redundancies in overhead, brank branches, operations and computer services

•	Industry peer leading profitability and operating metrics

Why do the MOE?

In today’s competitive operating environment, efficiencies of scale and operating power are needed to fuel growth and to be able to invest in rapidly evolving technology and innovation. We operate in a world of consolidation and believe this is the right time with the right partner.

Who is First Horizon?

First Horizon, more commonly known as First Tennessee, is 150 years old and recently changed their name to First Horizon. Headquartered in Memphis, Tenn., the company has $40 billion in assets, 300 branches across the South and approximately 5,500 employees.

Why use the First Horizon name?

While IBERIABANK has a well-regarded, deeply rooted brand, selecting the First Horizon name a business decision. First Horizon has approximately 100 more branches, and we believe it was a better choice than a new name altogether. We have always believed that the company is not defined by the name, but by the amazing people behind it. That will not change and we believe the combined team with the new name will take the company to the next level.

Why will headquarters be in Memphis?

First Horizon has $11 billion in deposits in Memphis with #1 market share in Memphis as well as the state of Tennessee. The decision was driven by the need to protect that large client base and position us for continued growth in the South. It does not diminish our leadership position or investments in Louisiana or any other markets we serve. Executive leadership will be located throughout the footprint. Both companies have teams across various locations today and the new company will have the same.

Strategic Benefits

Goal is to bring the best of our organizations together to create a great place for employees, delivery extraordinary client service, enhance value for our shareholders and invest in the communities we serve.

CONFIDENTIAL

11/4/19

IBERIABANK JOINS FORCES WITH FIRST HORIZON

CREATING A LEADING REGIONAL FINANCIAL SERVICES COMPANY

•	Strong Cultural Alignment with value-based employee cultures, exceptional relationship-oriented customer service, community and socially-minded organizations.

•	Market-centric Business Model will remain in place to ensure we continue taking care of clients locally.

•	Well-diversified Business Mix with a strong core deposit franchise and diversified loan portfolio. Combined company can offer a broader and more comprehensive suite of products and services.

•	Proven Strong Credit Culture and risk management practices.

•	Greater Scale provides resources to strengthen our online and mobile platforms and transform our products and services through advanced technology and innovation.

•	Well-regarded combined management team with significant experience leading regional banks and successfully executing and integrating large transactions.

•	Strengthens our competitive position in high-growth, demographically attractive across the South. Located in 15 of the Top 20 markets.

•	Community-minded – both organizations are active leaders in the community. Will form Louisiana First Horizon Foundation with $20 million earmarked to Louisiana initiatives.

Responding to Associates Questions

Please let your teams know that they can contact you if they have additional questions. However, you may receive questions that you cannot answer. It’s always okay to acknowledge that we don’t yet have all of the answers.

Let your teams know that we’re at an early stage in this transaction and not all questions can be answered at this time. We will communicate more details as we move through the process.

Client Impact

Until the close of the transaction and systems are converted, clients will see no changes, frequent and thorough communications will be a top priority.

Next Steps

We expect to complete the transaction in the first half of 2020, subject to satisfaction of customary closing conditions, including approval by the shareholders of both companies.

Until that time, IBERIABANK and First Horizon will continue to operate as separate, independent companies and it is business as usual for all of us. To help facilitate this effort and ensure a seamless transition, an integration planning team is being assembled and will include leaders from both companies. We are committed to providing you with updates as we move through this process.

Finally, teamwork is paramount. Please remind your team that patience and a positive attitude are important. We thank you for your continued hard work and ongoing commitment to IBERIABANK.

CONFIDENTIAL

11/4/19

IBERIABANK JOINS FORCES WITH FIRST HORIZON

CREATING A LEADING REGIONAL FINANCIAL SERVICES COMPANY

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to IBKC’s and First Horizon’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBKC and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBKC’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBKC and First Horizon; the outcome of any legal proceedings that may be instituted against IBKC or First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBKC and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBKC and First Horizon success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of IBKC and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBKC’s website, http://www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC.

CONFIDENTIAL

11/4/19

IBERIABANK JOINS FORCES WITH FIRST HORIZON

CREATING A LEADING REGIONAL FINANCIAL SERVICES COMPANY

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of IBKC and First Horizon which will be sent to the shareholders of IBKC and First Horizon seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBKC AND FIRST HORIZON ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IBKC, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBKC and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBKC, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison, Memphis, TN 38103, telephone (901) 523-5679.

Participants in the Solicitation

IBKC, First Horizon and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding IBKC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.